3300 W. Camelback Road

Phoenix, Arizona 85017

(602) 639-7500

[GRAND CANYON EDUCATION, INC.]

October 27, 2014

Via EDGAR

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

RE:	Grand Canyon Education, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

File No. 001-34211

Filed February 20, 2014

Dear Mr. Spirgel:

This letter responds to the request of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) for information during an October 7, 2014 phone conversation with Carlos Pacho, Senior Assistant Chief Accountant, Ivette Leon, Assistant Chief Accountant, and Claire DeLabar, Senior Staff Accountant, relating to Grand Canyon Education, Inc. (the “University”) and its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 filed on February 20, 2014 (the “2013 10-K”).

In the phone conference, the Staff requested that the University perform additional analysis with respect to the reassessment of collectability of revenue when a student withdraws from a course and/or the institution or at any other time during the payment period

The University believes that its historical conclusion with respect to the collectability of revenue from a student that withdraws from a course and/or the institution is supportable and appropriate. ASC 605 does not specifically define the term “reasonably assured” nor does it provide a quantitative threshold for meeting the criteria. As set forth in our prior response letter, dated August 11, 2014, to the Staff’s initial comment letter, dated July 29, 2014, based on the University’s 55% historical collection experience on accounts receivable of withdrawn students, the University believes that it has met the “reasonably assured” criteria. Based on the October 7, 2014 phone conference with the Staff, the University understands that the Staff’s judgment is that the University does not sufficiently meet the criteria in ASC 605 for “collectability is reasonably assured” to recognize revenue when a student withdraws from a course and/or the institution. The University acknowledges and accepts that there can be differences in the application of judgment with respect to the quantitative threshold for meeting the criteria of “reasonably assured” in ASC 605. As such, and as requested by the Staff, the University has evaluated whether a change in the revenue recognition process for withdrawn students would have materially affected its historical financial statements or its previous conclusions that the University has an effective system of internal controls over financial reporting.

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

October 27, 2014

The University considered the guidance in FASB ASC 250-10 Accounting Changes and Error Corrections (“SFAS 154”), SEC Staff Accounting Bulletin No. 99, Materiality (“SAB 99”) and SEC Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatement in Current Year Financial Statements (“SAB 108”), in evaluating whether a change in the revenue recognition process for withdrawn students would have materially impacted previously issued financial statements. In accordance with SAB 99 and SAB 108, the University evaluated the materiality of the change from both a qualitative and quantitative perspective.

Quantitative Analysis

SAB 108 requires that companies evaluate whether a change in accounting methodology is material based on the higher result of the “rollover” method and the “iron curtain” method. Under the “rollover” method, also known as the “current period” or “income statement” method, the accounting change is quantified as the amount by which the current year income statement would be adjusted. The “iron curtain” method, also known as the “cumulative” or “balance sheet” method, quantifies the accounting change as the cumulative amount by which the current balance sheet would be adjusted. The University reviewed the quantitative impact of the change in the revenue recognition process as compared to the University’s income statement using both of these methods for the fiscal year ended December 31, 2013.

The table below compared, on a quantitative basis, the cumulative amount of the change in the revenue recognition process for withdrawn students to the University’s current assets, stockholders’ equity, revenue, operating income, net income, diluted earnings per share and adjusted EBITDA under the iron curtain and roll-over methods as of and for the year ended December 31, 2013:

Iron Curtain Method	As Reported	As Adjusted	Percentage Change in Line Item
	(in thousands)
Current Assets	$263,703	$263,550	0.06%
Stockholders’ Equity	$344,844	$344,751	0.03%
Revenue	$598,335	$596,046	0.38%
Operating Income	$143,276	$143,123	0.11%
Net Income	$88,711	$88,618	0.10%
Diluted EPS	$1.92	$1.92	0.00%
Adjusted EBITDA	$185,086	$184,933	0.08%

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

October 27, 2014

Roll-over Method	As Reported	As Adjusted	Percentage Change in Line Item
	(in thousands)
Current Assets	$263,703	$263,677	0.01%
Stockholders’ Equity	$344,844	$344,828	0.00%
Revenue	$598,335	$596,419	0.32%
Operating Income	$143,276	$143,250	0.02%
Net Income	$88,711	$88,695	0.02%
Diluted EPS	$1.92	$1.92	0.00%
Adjusted EBITDA	$185,086	$185,060	0.01%

Qualitative Analysis

In considering the materiality of the change, the University also considered all of the qualitative factors set forth in SAB 99. For each of the SAB 99 qualitative factors discussed below, the answer is “no” (or not applicable), thereby supporting the overall conclusion that the change in the revenue recognition process for withdrawn students is not material.

•	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The only estimate required is the amount of accounts receivable that will be created subsequent to the date the student withdraws given that some Return to Title IV’s (“R2T4”) are not processed for up to 56 days after the withdrawal date and therefore the R2T4 might not occur until after the University’s books have closed at the end of a reporting period. We have therefore used historical data to estimate accounts receivable created based on actual withdrawal data for the quarter.

•	whether the misstatement masks a change in earnings or other trends.

No

•	whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

No

•	whether the misstatement changes a loss into income or vice versa.

No

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

October 27, 2014

•	whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

Not applicable

•	whether the misstatement affects the registrant’s compliance with regulatory requirements.

No

•	whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

No

•	whether the misstatement has the effect of increasing management’s compensation, for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

No

•	whether the misstatement involves concealment of an unlawful transaction.

No

Based on the foregoing, the University does not believe the change in accounting methodology with respect to the revenue recognition process for withdrawn students, when considered in the context of the quantitative and qualitative analyses described above, is material to the 2013 financial statements, as a reasonable investor would not be significantly influenced by the change.

Internal Control over Financial Reporting.

The University also considered whether a change in accounting methodology with respect to the revenue recognition process for withdrawn students would have an impact on its previous conclusions that the University has an effective system of internal control over financial reporting.

In reviewing the effectiveness of its disclosure controls and procedures and its internal controls over financial reporting, the University considered the following:

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

October 27, 2014

•	The impact of the accounting change on the historical reporting period was not material based on the actual results of adjusting to the preferred revenue recognition method. The impact on net revenues and EBITDA was not material. While this fact is important, it is not dispositive.

•	Given the consistent relationship between revenue from students that withdraw and total revenue, it is unlikely that the revenue from students that withdraw in future periods will increase to a material amount. The University’s most recent trends indicate that the percentage of its students that withdraw is decreasing primarily as a result of the increasing quality of its student population. The University continues to see an increase in its working adult students (online and professional studies students) pursuing master’s or doctoral degrees as well as degree completion programs such as the Registered Nurse to Bachelors in Nursing program. These programs have better historical retention rates than other bachelor’s degree programs.

•	While there is a lack of clear guidance on the definition of “reasonably assured” with respect to collectability in the current accounting literature, the University acknowledges and accepts that there can be differences in the application of judgment with respect to the “reasonably assured” criteria.

•	The information necessary to compute the change in accounting methodology for revenue recognition was readily available from our existing systems. Additionally, controls were in place to collect the data and information needed to derive the adjustments needed for revenue and bad debt expense in the current period.

•	The University believes both the historical magnitude of the adjustments on its primary operating metric (Adjusted EBITDA), as well as the estimated potential magnitude of future errors (if the preferred recognition approach was not adopted) are not material.

Because the change stems from an application of judgment with respect to collectability of revenue, the University is able to change its revenue recognition methodology on a prospective basis beginning in the third quarter of 2014. The University, through its Audit Committee and senior management, reevaluates on an ongoing basis its significant accounting policies to determine whether they continue to be appropriate. In addition, the University has a Disclosure Committee that receives all financial filings for the University and reviews and approves the adequacy of the disclosures prior to all quarterly and annual filings.

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

October 27, 2014

Management evaluated both quantitative and qualitative considerations relative to the preferred revenue recognition approach to determine whether it represented either a significant deficiency or a material weakness in financial reporting controls under the Sarbanes-Oxley Act of 2002 (SOX). In connection with its SOX financial reporting compliance activities, the University has established quantitative thresholds at which a balance sheet or income statement misstatement should be evaluated as a potential significant deficiency or material weakness. As shown above, the revenue overstatement at December 31, 2013 of $2.3 million under the iron curtain method was the largest impact related to this deficiency and represented 0.38% of revenue. The largest balance sheet impact related to this deficiency was current assets, which was overstated by $153,000 under the iron curtain method, which represented 0.06% of total current assets at December 31, 2013. The magnitude of these deficiencies does not have the potential to increase due to the factors mentioned above regarding the improving quality of our student population and these amounts are well below their respective significance thresholds. Management does not consider it reasonably likely that this deficiency could have reached the level of a significant deficiency or material weakness given the consistent relationship between revenue from students that withdraw, total revenue and the related bad debt expense during the evaluation period.

In addition to quantitative considerations, management also evaluated qualitative factors associated with the deficiency and noted that the potential magnitude of the deficiency is limited to this class of transactions and could not reasonably have risen to a material level. This deficiency also did not materially impact the quality of the University’s consolidated financial statements and that the decision-making process of a user of the consolidated financial statements would not have been impacted.

As the adjusted balances in aggregate did not meet or exceed the established significant deficiency thresholds to warrant the restatement of prior periods, management concludes that this deficiency did not rise to the level of a significant deficiency or material weakness during the evaluation period.

Disclosures

Set forth below are the changes the University proposes to make in future filings to its revenue recognition footnote it relates to withdrawn students (the italicized wording reflects the proposed change):

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

October 27, 2014

The University maintains an institutional tuition refund policy, which provides for all or a portion of tuition to be refunded if a student withdraws during stated refund periods. Certain states in which students reside impose separate, mandatory refund policies, which override the University’s policy to the extent in conflict. If a student withdraws at a time when only a portion, or none, of the tuition is refundable, then in accordance with its revenue recognition policy, the University continues to recognize the tuition that was not refunded pro-rata over the applicable period of instruction. Since the University recognizes revenue pro-rata over the term of the course and because, under its institutional refund policy, the amount subject to refund is never greater than the amount of the revenue that has been deferred, under the University’s accounting policies revenue is not recognized with respect to amounts that could potentially be refunded to the student. However, for students that have taken out financial aid to pay their tuition and for which a Return to Title IV is required as a result of his or her withdrawal, the University estimates the expected receivable balance that will be created by their withdrawal and records a provision to reduce revenue for the amount. The amount is then recorded as revenue at the time the receivable is subsequently collected.

As it relates to the allowance for doubtful accounts section, the University plans to delete the first of the two paragraphs which discussed R2T4’s as this is no longer necessary given the new accounting methodology. Thus, what will be included in its footnote will be the following:

The University records an allowance for doubtful accounts for estimated losses resulting from the inability, failure or refusal of its students to make required payments. The University determines the adequacy of its allowance for doubtful accounts based on an analysis of its historical bad debt experience, current economic trends, the aging of the accounts receivable and student status. The University applies reserves to its receivables based upon an estimate of the risk presented by the age of the receivables and student status. The University writes off accounts receivable balances at the earlier of the time the balances were deemed uncollectible, or one year after the revenue is generated. However, if a student becomes inactive, the University writes off the account 150 days after becoming delinquent. The University reflects accounts receivable with an offsetting allowance as long as management believes there is a reasonable possibility of collection. Bad debt expense is recorded as an instructional costs and services expense in the consolidated income statement.

* * * *

The University acknowledges that:

•	the University is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

October 27, 2014

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the University may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information on these issues, or if the University can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (602) 639-7500.

Sincerely, GRAND CANYON EDUCATION, INC.

By:	/s/ Daniel E. Bachus
Name:	Daniel E. Bachus
Its:	Chief Financial Officer

cc:	DLA Piper LLP (US)

David P. Lewis, Esq. (via e-mail: david.lewis@dlapiper.com)